Exhibit 99.1

Canada Goose Names Jonathan Sinclair Chief Financial Officer and

Executive Vice President

Current Chief Financial Officer John Black to Retire

TORONTO, ON; February 8, 2018 – Canada Goose Holdings Inc. (NYSE: GOOS, TSX: GOOS) today announced that Jonathan Sinclair will succeed John Black as Chief Financial Officer and Executive Vice President and is expected to join the company toward the middle of the year. John has informed the Company of his intention to retire and will continue as Chief Financial Officer until Jonathan’s appointment, and will remain in a senior role until the end of year to ensure a smooth transition.

“Jonathan is an accomplished business leader and seasoned financial executive. His extensive experience with luxury brands and direct-to-consumer operations will be invaluable as we continue to bring more Canada Goose to the world,” said Dani Reiss, President & Chief Executive Officer. “I am extremely grateful for John Black’s contributions over the past 4 and a half years. He has played a pivotal role in leading our finance team through strong growth and many important milestones, including our initial public offering and the implementation of public company infrastructure and processes. We wish John all the best in his well-deserved upcoming retirement.”

Jonathan brings more than 20 years of global financial and operational experience to his role. He currently serves as the Chief Financial Officer and Executive Vice President of Business Operations at Jimmy Choo, where he was instrumental in its initial public offering and strategic review process, which ultimately led to its sale to Michael Kors Holdings Limited. Prior to this role, Jonathan served as Chief Operating Officer at Jimmy Choo and Vertu, and he has also held a number of financial leadership roles at companies including Pentland Brands plc and The Boots Company PLC.

Sinclair commented: “Having worked and lived in London, the capital of the UK, I have been privileged to work with the most exceptional talent. I am drawn to Canada Goose for the same reason – an exceptional team, as well as an amazing brand. Canada Goose has great potential for continued strong global growth and l am thrilled to join this talented and entrepreneurial team.”

“It has been a great honour to be a part of the incredible success at Canada Goose and I am proud of the many accomplishments the Company has achieved during my tenure. I look forward to working closely with Jonathan and supporting him throughout the transition,” said Black.

Third Quarter Fiscal 2018 Results

Separately, this morning, the Company issued its Third Quarter Fiscal 2018 results today and will hold a conference call at 9am ET to discuss the results. Please visit https://investor.canadagoose.com to listen to a live webcast of the Company’s Third Quarter Fiscal 2018 Results Conference Call and to download the earnings press release.

About Canada Goose

Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From Antarctic research facilities and the Canadian High Arctic, to the streets of New York, London, Milan, Paris, and Tokyo, people are proud to wear Canada Goose products. Employing more than 2,000 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement, including, without limitation, risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2017, and filed with the Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

For more information, contact:

Investors:

Allison Malkin / Caitlin Morahan

203-682-8200

Allison.Malkin@ICRinc.com / Caitlin.Morahan@ICRinc.com

Media:

Jessica Liddell

203-682-8208

Jessica.Liddell@ICRinc.com